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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 9)*
                                          ---

                        ALLIED HEALTHCARE PRODUCTS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  019222 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  JOHN D. WEIL
                                200 N. BROADWAY
                                   SUITE 825
                           ST. LOUIS, MISSOURI 63102
                                 (314) 421-4600
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  May 12, 2005
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (11-03)

CUSIP No. 019222 10 8                     13D                  Page 2 of 5 Pages
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    WOODBOURNE PARTNERS, L.P.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)

    (b)

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    MISSOURI
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    2,983,914
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    -0-
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    2,983,914
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,983,914
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     38.2%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 019222 10 8                     13D                  Page 3 of 5 Pages
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    JOHN D. WEIL
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)

    (b)

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    UNITED STATES
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    3,010,914, subject to the disclaimer in Item 5.
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    26,300, subject to the disclaimer in Item 5.
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    3,010,914, subject to the disclaimer in Item 5.
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    26,300, subject to the disclaimer in Item 5.
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     3,037,214, subject to the disclaimer in Item 5.
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     38.8%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.  019222 10 8                      13D               Page 4 of 5 Pages
--------------------------------------------------------------------------------


                         AMENDMENT NO. 9 TO SCHEDULE 13D

         John D. Weil reported the acquisition of shares of Common Stock ("Stock") of Allied Healthcare Products, Inc., a Delaware corporation (the "Issuer"), in an initial filing of this Schedule 13D on August 21, 1996, as amended by Amendment No. 1 filed September 5 1996, Amendment No. 2 filed October 28, 1996, Amendment No. 3 filed May 28, 1997, Amendment 4 filed May 11, 1998, Amendment No. 5 filed December 14, 1999, Amendment No. 6 filed November 30, 2000; and Amendment No. 7 filed May 22, 2003. As reported in Amendment No. 3 filed May 28, 1997, all shares of Stock previously reported as beneficially owned by Mr. Weil, members of his family (other than Shares of Stock reported in Item 5 as held by Mr. Weil's son), family trusts or the partnership controlled by Mr. Weil were transferred to Woodbourne Partners, L.P. (the "Reporting Person").

         The Cover Pages for Mr. Weil and for Woodbourne Partners, L.P. are hereby amended as shown in this Amendment No. 9. Items 4, 5 and 6 are hereby amended as follow. All other items are unchanged from the initial filing, as previously amended.

ITEM 4.  Purpose of the Transaction.

         The owners listed in Item 5 purchased the Stock of the Issuer for general investment purposes. The owners listed in Item 5 may acquire additional shares of the Stock of the Issuer, based upon their respective investment decisions.

         In August of 1997, Mr. Weil was elected to the Board of Directors of the Issuer and presently serves as the non-executive Chairman of the Board of Directors of the Issuer.

ITEM 5.  Interest in Securities of the Issuer.

         (a) Subject to the disclaimer of beneficial ownership hereinafter set forth, the Reporting Person hereby reports beneficial ownership of 1,429,500 shares of Stock in the manner hereinafter described:


                                                                                                   Percentage of
                                                 Relationship to                    Number of       Outstanding
Shares Held in Name of                          Reporting Person                      Shares        Securities
----------------------                          ----------------                    ---------      -------------
Woodbourne Partners L.P.              Reporting Person                             2,983,914           38.2%

John D. Weil                          Sole Director and Shareholder of the            53,300(1)(2)      0.7%
                                      General Partner of the Reporting Person

TOTAL                                                                              3,037,214           38.8%
                                                                                   =========           =====

Notes:

(1) Includes 9,250 shares held directly, 4,000 shares held indirectly, 26,300 shares held by the spouse of John D. Weil, and 13,750 shares deemed beneficially owned as the result of options held by John D. Weil exercisable currently or within 60 days.

(2) Does not include 10,000 shares held by an adult son of John D. Weil or 9,000 shares held by an Individual Retirement Account for the benefit of a person holding a limited partnership interest in Woodbourne Partners L.P.

     The foregoing percentages assume that the Issuer has 7,821,404 shares of Stock outstanding as of May 12, 2005.

--------------------------------------------------------------------------------
CUSIP No.  019222 10 8                      13D               Page 5 of 5 Pages
--------------------------------------------------------------------------------


     AS PROVIDED IN S.E.C. REGULATION ss.240.13d-4, JOHN D. WEIL HEREBY DECLARES THAT THIS STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT HE IS, FOR THE PURPOSES OF SECTION 13(d) OR 13(g) OF THE SECURITIES EXCHANGE ACT, THE BENEFICIAL OWNER OF THE SECURITIES HELD BY HIS SPOUSE OR THE REPORTING PERSON COVERED BY THIS STATEMENT.

     (b) Subject to the above disclaimer of beneficial ownership, for each person named in paragraph (a), the number of shares as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition, is the same as in paragraph (a).

     (c)


                                              Number   Net Price        Transaction
Purchase/(Sale) in the Name of     Date     of Shares  Per Share        Made Through
------------------------------   --------   ---------  ---------    --------------------
Woodbourne Partners, L.P.         3/22/04     13,000     5.6178     Huntleigh Securities
Woodbourne Partners, L.P.          5/4/04      9,000     5.2169     Huntleigh Securities
Woodbourne Partners, L.P.          5/6/04      4,500     5.7496     Huntleigh Securities
Woodbourne Partners, L.P.         5/11/04     10,600      4.658     Huntleigh Securities
Woodbourne Partners, L.P.         5/13/04      2,400     4.8867     Huntleigh Securities
Woodbourne Partners, L.P.         5/17/04      9,300     5.3166     Huntleigh Securities
Woodbourne Partners, L.P.         5/18/04      7,800     5.3895     Huntleigh Securities
Woodbourne Partners, L.P.         5/25/04      3,300     5.4858     Huntleigh Securities
Woodbourne Partners, L.P.         6/16/04      1,500       5.75     Huntleigh Securities
Woodbourne Partners, L.P.          9/1/04     10,600     5.3372     Huntleigh Securities
Woodbourne Partners, L.P.          9/2/04      2,200        5.5     Huntleigh Securities
Woodbourne Partners, L.P.          9/7/04      5,100     5.4412     Huntleigh Securities
Woodbourne Partners, L.P.          9/9/04      4,500       5.77     Huntleigh Securities
Woodbourne Partners, L.P.         9/24/04      1,000        6.5     Huntleigh Securities
Woodbourne Partners, L.P.         11/8/04      5,400     6.4478     Huntleigh Securities
Woodbourne Partners, L.P.         11/9/04      8,700        6.5     Huntleigh Securities
Woodbourne Partners, L.P.        11/29/04     11,200     6.1821     Huntleigh Securities
Woodbourne Partners, L.P.        11/30/04      2,900       6.15     Huntleigh Securities
Woodbourne Partners, L.P.        12/22/04      3,814       5.65     Huntleigh Securities
Woodbourne Partners, L.P.          3/7/05      5,100     6.0898     Huntleigh Securities
Woodbourne Partners, L.P.         5/11/05    200,000       5.25     Huntleigh Securities
Woodbourne Partners, L.P.         5/12/05     25,000       5.25     Huntleigh Securities

* 2,500 shares at $1.875; 1,000 shares at $2.90; and 1,000 shares at $3.40.

     (d)    Not applicable.

     (e)    Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         In August of 1997, Mr. Weil was elected to the Board of Directors of the Issuer and presently serves as the non-executive Chairman of the Board of Directors of the Issuer. As a director of the Issuer, Mr. Weil has received options to acquire shares of the Issuer's Stock pursuant to the "Directors Non-Qualified Option Plan" maintained by the Issuer (the "Plan").

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               WOODBOURNE PARTNERS, L.P.,

                                               by its General Partner,
                                               CLAYTON MANAGEMENT COMPANY


                                               /s/ John D. Weil
                                               --------------------------------
                                               John D. Weil, President




                                               JOHN D. WEIL


                                               /s/ John D. Weil
                                               ---------------------------------


                                               May 18, 2005



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